82-1252



Registered Mail
Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W. – Mail Stop 3-2
Washington, D.C. 20549-0302
U.S.A.

Vevey, 11 April 2005
FXP/dme

Nestlé S.A. – Today's Press Release

Dear Madam:
Dear Sir:

According to Securities Exchange Act rules, please find enclosed today's press release issued by Nestlé S.A.

Yours sincerely,

F.X. Perroud
Vice President

Encl.

Nestlé

PRESS RELEASE

No threat of collective resignation of the Nestlé Board of Directors

Vevey, 11 April 2005 – Following speculations and interpretations published by the Swiss Sunday press, Nestlé S.A. and its Board of Directors wish to underline that there is no threat of collective resignation of the Board.

The Board made its position clear in relation to proposals made by a group of shareholders entitled to add points to the agenda, one of which would prevent the same person simultaneously holding the position of Chairman of the Board and CEO. The Board is opposed to these proposals and explained its objections exhaustively when inviting shareholders to the 14 April 2005 General Meeting. The Board considers that such a proposal would constitute a serious limitation to its freedom of action on a point of strategic importance.

Nestlé respects the right of its shareholders to make up their own minds and has no intention of influencing them by making threats.

Contacts:	*Media:*	*François-Xavier Perroud*	*Tel.: +41-21-924-2596*
	Investors:	*Roddy Child-Villiers*	*Tel.: +41-21-924-3622*